SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number:  333-11948

Concordia Bus AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);
82-                      .

FOR IMMEDIATE RELEASE

CONCORDIA BUS AB (PUBL) ANNOUNCES PRELIMINARY FINANCIAL RESULTS FOR YEAR ENDING 28 FEBRUARY 2005

13 June 2005 — Concordia Bus AB (publ) (“Bus” or the “Company”) has today re-released its press release of 25 May in which it announced its preliminary financial results for the year ending 28 February 2005.  The revised press release includes additional information related to the Company’s use of EBITDAR as a measure of its financial performance, and otherwise restates and supersedes the earlier press release.  Furthermore, Bus also announces that in relation to certain assumption relating to key business drivers that have been provided to stakeholders as part of on-going restructuring discussions, a further key assumption is that the number of contracts that the Company was contracted to operate as at 28 February 2005 were: Sweden (146), Norway (13) and Finland (38).

The financial results are subject to the finalization of the audit of the year-end P&L and Balance Sheet.  The Company expects to have finalized the audit within the next two weeks and will announce a date for the publication of its final financial results for the year ending 28 February 2005 separately from this announcement.  The Company does not intend to make any further comments on, or respond to questions about, its preliminary results at this point.  The Company will however be holding an investor call after the final financial results have been published, details of which will be announced in due course.

During on-going restructuring discussions with stakeholders certain assumptions relating to key business drivers have been provided by the Company and its subsidiary, Concordia Bus Nordic AB (“Nordic”), and these assumptions are stated below.  This forward-looking information is being provided in the special context of the proposed restructuring.  The Company does not intend to announce this type of forward-looking information on an ongoing basis and the Company does not anticipate updating the forward-looking information provided in this announcement.  The Company will not be making any further comments on the assumptions.

Number of CPTA contracts year ending February 2005

	FY ending February 28 2005	FY ending February 28 2004

CPTA Sweden	113	123
CPTA Norway	10	13
CPTA Finland	37	33

Number of Buses operated year ending February 2005

	FY ending February 28 2005	FY ending February 28 2004

Owned	2,260	2,591
Leased	1,470	1,317
Total	3,730	3,908

Preliminary full year Group Profit and Loss ending February 28 2005

SEK million

		FY ending	FY ending
		February 28 2005	February 28 2004

Revenue:	CPTA Sweden	3,406	3,469
	CPTA Norway	451	365
	CPTA Finland	415	391
	Other (incl. Express and Interbus)	541	536
	Total	4,813	4,761

	EBITDAR (reported)	624	597
	Margin %	13.0%	12.5%
	Operating lease charges	(428)	(388)
	Depreciations	(358)	(364)
	EBIT (reported)	(162)	(155)
	Margin %	(3.4)%	(3.3)%
	Final result	(387)	(409)

Preliminary full year Group Balance Sheet ending February 28 2005

	FY ending	FY ending
	February 28 2005	February 28 2004

Intangible Fixed Assets	684	721
Tangible Fixed Assets	1,281	1,527
Financial Investments and others	116	138
Cash Balance	180	346
Other Current Assets	591	678
Total Net Assets	2,852	3,410
Current Liabilities	835	905
Provisions	112	146
Financial Lease obligations	12	16
High Yield Bonds	2,624	2,673
Shareholders Equity	(731)	(330)
Total Equity & Long term Liabilities	2,852	3,410

Considerations under discussion for the close of full year results for the year-ending 28 February 2005

Bus and Nordic are currently considering setting up a reserve to cover certain financial items resulting from a change in accounting principles and relating to the potential Balance Sheet restructuring envisaged by the Financing Indicative Terms. The potential reserve would, if implemented, cover one off adjustments of the P&L and Balance Sheet and expenses relating to the Balance Sheet restructuring. The one off adjustments of the P&L and Balance Sheet will have no cash effect on the preliminary P&L and Balance Sheet provided in this release.

Key Assumptions

During on going restructuring discussions with stakeholders certain assumptions relating to key business drivers have been provided by the Company and its subsidiary, Concordia Bus Nordic AB. These assumptions were:

1.     418 of the buses operated by Nordic were up for tender in FY2005. Nordic was successful in winning 221 buses in tendering during FY2005.

2.     The effect of these tender results will have a significant impact on revenues in 2006. After 2006 the assumption is that future costs will grow by approximately 2.5% per annum for the next 5 years, subject to successful contract renewal, and revenues on existing contracts will grow by approximately 2.5% per annum for the next 5 years, and that any deviations in revenue development are assumed to be compensated by efficiency improvements. An additional improvement in revenues is expected from improved indexation on new contracts.

3.     It is assumed that from 2007 the Group will maintain its market share and consequently will maintain an appropriate bus fleet.

4.     As a result of the adverse tender results in the years ended February 2004 and 2005, EBITDAR and EB1T margins are not likely to improve in the year ended February 2006, however EB1TDAR and EBIT margins will improve thereafter by approximately 0.6- 1.1% annually over the next 5 years as a result of entering into new contracts which have replaced older less profitable contracts.

5.     Nordic anticipates that as the business situation stabilises there will be an improvement in working capital equating to approximately 1 day’s working capital unwind.

NON-GAAP FINANCIAL MEASURES

A non-GAAP financial measure is a numerical expression of performance, financial position or cash flows that excludes certain amounts from the most directly comparable measure calculated in accordance with generally accepted accounting principles (“GAAP”). In this release Bus has disclosed its performance as measured by its EBITDAR. EBITDAR is defined as earnings before interest, taxes, depreciation and operating lease charges. EBITDAR is used to view operating results before lease charges as these charges can vary widely among bus companies due to differences in the way that bus companies finance their bus acquisitions. EBITDAR is not a recognized measure for financial statement presentation under Swedish GAAP and does not have a standardized meaning. It is therefore not comparable to similar measures presented by other public companies. Bus has provided a reconciliation of EBITDAR to EBIT, which is the most comparable Swedish GAAP measure. Bus is publishing its EBITDAR in connection with the ongoing restructuring negotiations does not intend to use EBITDAR as a measure of its performance in the future.

This release is not an offer to sell securities in the United States. Securities may not be offered or sold in the United States other than pursuant to registration under the United States Securities Act of 1933, as amended, or an exemption from such registration. No public offering of securities has been or will be made in the United States and, accordingly, Bus will not be registering any securities under the Securities Act of 1933.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release includes and incorporates by reference forward-looking statements. All statements other than statements of historical fact included in this release regarding our financial condition or plans to increase revenues and statements regarding other future events or prospects are forward-looking statements. The words “may”, “will”, “except”, “anticipate”, “believe”, “future”, “aim”, “continue”, “help”, “estimate”, “plan”, “intend”, “should”, “shall” or the negative or other variations of them as well as other statements regarding matters that are not historical fact are or may constitute forward-looking statements. We have based these forward-looking statements on management’s current view with respect to future events and financial performance. These views reflect the best judgment of our executives but involve a number of risks and uncertainties. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements and from past results, performance or achievements as a result of these risks, uncertainties and assumptions.

We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All forward-looking statements contained or incorporated by reference in this release and all subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this release and any cautionary statements that are included in documents incorporated by reference. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

For further information please contact:

Financial advisers to Concordia Bus AB:

Alvarez & Marsal (Europe) Limited

5th Floor

One Canada Square

London E14 5AA

Contacts:	Tony Alvarez III

Telephone:	+44 (0) 207 715 5200

E-mail:	TAlvarezIII@alvarezandmarsal.com

ENQUIRIES:
Richard Constant/ Candace Carpenter	+44(0)207.554.1400
Gavin Anderson & Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date	June 15, 2005	By:	/s/ Lars-Henrik Andersson
Lars-Henrik Andersson
Attorney-in-Fact